EXHIBIT 12.1

Kansas City Southern

Computation of Ratio of Earnings to Fixed Charges

Dollars in millions

						Nine Months Ended
	Years Ended December 31,					September 30,
	2010	2009(i)	2008(i)	2007(i)	2006(i)	2011	2010
Earnings:
Pretax income from continuing operations, excluding equity in earnings of unconsolidated affiliates	$269.5	$94.5	$227.9	$206.2	$144.7	$344.7	$186.7
Interest expense	158.1	173.7	138.9	156.7	167.2	97.7	122.5
Portion of rents representative of an appropriate interest factor	42.3	46.3	45.7	43.1	45.6	30.8	30.7
Distributed income of equity investments	19.5	7.3	18.9	4.0	4.5	9.1	15.5

Pretax income as adjusted	$489.4	$321.8	$431.4	$410.0	$362.0	$482.3	$355.4

Fixed Charges:
Interest expense	$158.1	$173.7	$138.9	$156.7	$167.2	$97.7	$122.5
Capitalized interest	1.3	2.8	4.4	—	—	0.6	0.9
Portion of rents representative of an appropriate interest factor	42.3	46.3	45.7	43.1	45.6	30.8	30.7

Fixed charges before preferred stock dividends	201.7	222.8	189.0	199.8	212.8	129.1	154.1
Preferred stock dividends	17.7	16.5	20.5	28.4	27.6	2.3	13.4

Total fixed charges	$219.4	$239.3	$209.5	$228.2	$240.4	$131.4	$167.5

Ratio of earnings to fixed charges and preferred stock dividends	2.2	1.3	2.1	1.8	1.5	3.7	2.1

Ratio of earnings to fixed charges	2.4	1.4	2.3	2.1	1.7	3.7	2.3

Note: Excludes amortization of capitalized interest due to immateriality.

(i)

During the first quarter of 2010, the Company elected to change its accounting policy for railgrinding costs from a capitalization method to a direct expense method. All prior periods have been adjusted to reflect the retroactive application of this change in accounting principle.